                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF A FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the quarter ended June 30, 2000


                               GEMINI GENOMICS PLC

                 (Translation of registrant's name into English)


                                162 SCIENCE PARK,
                                  MILTON ROAD,
                                   CAMBRIDGE,
                                    CB4 OGH.
                                     ENGLAND

                    (address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                           FORM 20-F   X       FORM 40-F


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)


                              YES            NO   X


       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

PART I            FINANCIAL INFORMATION

ITEM 1     Financial statements - Unaudited

           Consolidated Balance Sheets at June 30, 2000 and March 31, 2000

           Consolidated Statements of Operations for the three month periods ended June 30, 2000 and 1999, and for the period from September 11, 1995 (inception) to June 30, 2000

           Consolidated Statement of Cash Flows for the three month periods ended June 30, 2000 and 1999, and period from September 11, 1995 (inception) to June 30, 2000

ITEM 2 Management's discussion and analysis of financial condition and results of Operation

ITEM 3     Market risk

PART II           OTHER INFORMATION

ITEM 1     Issue of share options

PART I.  FINANCIAL INFORMATION

Item 1.   Financial Statements


                              GEMINI GENOMICS PLC.
                          (a development stage company)
                      Condensed Consolidated Balance Sheets
                                 (in thousands)


                                                                  June 30,            March 31,
                                                                    2000                2000
                                                               --------------      --------------
                                                                 (unaudited)              (*)
ASSETS
Current assets:
      Cash and cash equivalents                                $        7,370      $       13,414
      Accounts receivable                                                  26                  88
      Inventories                                                         103                 179
      Prepaid expenses and other                                        1,000                 665
                                                               --------------      --------------
            Total current assets                                        8,499              14,346
Property, plant and equipment, net                                      2,491               2,641
Goodwill and other intangible assets, net                               4,742               5,249
                                                               --------------      --------------
            Total assets                                       $       15,732      $       22,236
                                                               ==============      ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Bank loans                                               $          239      $          243
      Accounts payable                                                  1,545               2,487
      Accrued liabilities                                               3,768               3,626
      Current portion of capital lease obligations                        864               1,005
                                                               --------------      --------------
            Total current liabilities                                   6,416               7,361
      Capital lease obligations                                         2,548               2,912
      Other noncurrent liabilities                                         14                  75
                                                               --------------      --------------
            Total liabilities                                           8,978              10,348
                                                               --------------      --------------

Commitments and contingencies:
Shareholders' equity:
      Ordinary shares                                                   4,192               4,192
      Additional paid in capital                                       48,954              48,954
      Deferred compensation                                            (2,251)             (2,611)
      Notes receivable from shareholders                                  (28)                (40)
      Accumulated other comprehensive loss                               (945)               (414)
      Deficit accumulated during the development stage                (43,168)            (38,193)
                                                               --------------      --------------
            Total shareholders' equity                                  6,754              11,888
                                                               ==============      ==============
            Total liabilities and shareholders' equity         $       15,732      $       22,236
                                                               ==============      ==============



      (*) The balance sheet at March 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                              GEMINI GENOMICS PLC.
                          (a development stage company)

                 Condensed Consolidated Statements of Operations
                 (in thousands, except share and per share data)
                                   (unaudited)



                                                                                    Period from
                                                          Three months ended        September 11,
                                                               June 30,           1995 (inception)
                                                           2000         1999      to June 30, 2000
                                                      -------------------------   ----------------
Revenue                                                         0   $       115     $         362

Costs and expenses
     Costs of revenue                                           0            25                25
     Research and development                               2,932         1,833            29,908
     Marketing, general and administrative                  1,780           843            12,561
     Amortisation of goodwill                                 267             0               578
                                                      -------------------------     -------------
          Total costs and expenses                    $     4,979   $     2,701     $      43,072
                                                      -------------------------     -------------

Loss from operations                                       (4,979)  $    (2,586)          (42,710)

Interest income                                               138           112             1,067
Interest expense                                             (134)          (58)           (1,525)
                                                      -------------------------     -------------
Net loss                                              $    (4,975)  $    (2,532)    $     (43,168)
                                                      =========================     =============

Basic and diluted net loss per share                  $     (0.10)  $     (0.13)    $       (2.72)
                                                      =========================     =============

Basic and diluted net loss per ADS                    $     (0.20)  $     (0.25)    $       (5.44)
                                                      =========================     =============

Shares used in computing basic and
diluted net loss per share and per ADS                 50,895,220    20,000,000        15,863,542
                                                      =========================     =============


                              GEMINI GENOMICS PLC.
                          (a development stage company)
                 Condensed Consolidated Statements of Cash Flows
                                 (in thousands)
                                   (unaudited)


                                                                                     Period from
                                                      For the three months ended  September 11, 1995
                                                               June 30,              (inception)
                                                           2000         1999       to June 30, 2000
                                                      --------------------------   ----------------
OPERATING ACTIVITIES:
     Operating loss                                   $    (4,975)  $    (2,532)    $     (43,168)

     Adjustments to reconcile operating loss to net
     cash outflow:
          Depreciation and amortisation                       873           237             3,896
          Non-cash consideration                                0             0             2,736
          Changes in operating assets & liabilities          (713)          160             2,593
                                                      -------------------------     -------------
Net cash used in operating activities                      (4,815)       (2,135)          (33,943)

INVESTING ACTIVITIES:
     Purchases of plant, property & equipment                (261)         (127)           (4,204)
     Purchase of Eurona                                         0             0               (19)
                                                      -------------------------     -------------
Net cash used in investing activities                        (261)         (127)           (4,223)

FINANCING ACTIVITIES:
     Proceeds of capital lease obligations                      0             0             8,005
     Payments of capital lease obligations                   (305)         (344)           (4,241)
     Net proceeds of ordinary & preferred share issues          0             0            42,108
     Loans (repaid)/received                                  (48)            0               195
                                                      -------------------------     -------------
Net cash provided by financing activities                    (353)         (344)           46,067

Net increase/(decrease) in cash and cash equivalents       (5,429)       (2,606)            7,901

Effect of exchange rate change on cash and cash
     equivalents                                             (615)         (236)             (531)

Cash and cash equivalents, beginning of period             13,414        12,165                 0
                                                      -------------------------     -------------
Cash and cash equivalents, end of period              $     7,370   $     9,323     $       7,370
                                                      =========================     =============


                              GEMINI GENOMICS PLC.
                          (a development stage company)
      Notes to the Condensed Consolidated Financial Statements (unaudited)

1. BASIS OF PRESENTATION

         The unaudited consolidated financial statements of Gemini Genomics plc. (Gemini or the Company) reflect, in the opinion of management, all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Company's consolidated financial position at June 30, 2000 and the Company's consolidated results of operations for the three-month periods ended June 30, 2000 and 1999. Interim-period results are not necessarily indicative of results for any future interim period or of operations or cash flows for a full-year period.

         The year-end balance sheet data were derived from audited financial statements, but do not include all disclosures required by generally accepted accounting principles.

         The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries. Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote information normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission.

         These financial statements and the notes accompanying them should be read in conjunction with the Company's registration statement on Form F-1 filed with the SEC on July 26, 2000. Stockholders are encouraged to review the Form F-1 for a broader discussion of the Company's business and the opportunities and risks inherent in the Company's business. Copies of the Form F-1 are available from the Company on request.

2. ACQUISITION OF EURONA MEDICAL AB

         On December 17, 1999, the Company completed the acquisition of Eurona Medical AB (Eurona), a Swedish pharmacogenetics company. The Company assumed all of the liabilities of Eurona and acquired all of its ordinary shares in exchange for 1,820,180 preferred ordinary shares and $19,000 in cash. Including direct acquisition costs of $186,000, the total purchase price was $4.9 million.

         The acquisition was accounted for using the purchase method. Under the purchase method of accounting, the aggregate acquisition cost is allocated to the acquired company's assets and liabilities, based on the fair values on the date of acquisition. Included within the liabilities assumed is $600,000 relating to termination costs of a number of employees (see below).

         In purchasing Eurona, the Company obtained access to clinical collaborators. The total spent by Eurona since inception on research and development at the date of acquisition was approximately $8.9 million. Eurona had raised a total of approximately $13.3 million in equity finance prior to acquisition by the Company, but had not succeeded in commercializing its business model.

         The Company has performed a review of the research projects being undertaken by Eurona and determined that none of the projects have economic value as none of the research projects undertaken by Eurona will be pursued. Consequently, in allocating the acquired assets and liabilities, no value has been assigned to acquired in-process research and development and the full cost of $4.9 million was recorded as goodwill and other intangibles and is being amortised over its expected useful economic life of 5 years. The results of operations of Eurona have been included in the consolidated results of the company from the date of acquisition in December 1999.

         The Company made a $0.6 million provision in respect of the termination costs of 35 employees (largely executive, managerial and support staff) under an integration plan approved in December 1999. These costs all related to salaries and benefits due, and employment costs arising within these 35 employees' notice periods. A total of $0.5 million of termination benefits have been paid, of which $0.2 million were paid in the period to 30 June 2000, leaving a $0.1 million provision at 30 June 2000. The Company also realigned the research focus of Eurona although the only activities terminated were those of the executive functions.

         The table below presents the pro forma results of operations and earnings per share for the combined results of Eurona and the Company for the three months ended June 30, 1999 assuming that the transactions was completed on April 1, 1999.


(In thousands, except per share amounts)


                                                                            Three months
                                                                           ended June 30,
                                                                                1999
                                                                           --------------
Revenues                                                                    $        21

Net loss                                                                         (4,773)

Pro forma basic and diluted net loss per share                              $     (0.22)

Pro forma basic and diluted net loss per ADS                                $     (0.44)

Pro forma shares for basic and diluted net income per share                  21,820,180


3. REVENUE RECOGNITION

         Revenues are earned from services pursuant to customer licensing agreements. Non-refundable license fees and advance royalties are recognized as revenues when no further performance obligations exist. Where license fees and other non-refundable payments are received in connection with research collaboration agreements, the payments are deferred and recognized on a straight line basis over the relevant period specified in the agreement. Milestone fees are recognized on completion of specified milestones according to contract terms and when no further performance obligations exist.

4. COMPREHENSIVE LOSS

         During the quarters ended June 30, 2000 and 1999, total comprehensive loss amounted to $5,506,000 and $2,724,000, respectively.

5. SEGMENT INFORMATION

         Effective January 1998, the Company adopted SFAS No. 131, Disclosure about the Segments of an Enterprise and Related Information. The Company has determined it operates in only one segment for the following reasons: the Company's principle product offering is the discovery of disease genes, and all other product offerings are ancillary to this; the Company's chief operating decision maker reviews the Company's results as a single entity; to date, essentially all of the Company's efforts have been directed towards discovery of disease genes and this is expected to remain the Company's focus for the foreseeable future.

6. OFFERING OF ORDINARY SHARES IN THE FORM OF AMERICAN DEPOSITARY SHARES

         The Company received net proceeds of $78.12 million from the issuance of 12,000,000 ordinary shares in the form of ADSs on July 26, 2000. The initial public offering pro-forma effect on earnings (loss) per ordinary share for the quarter ending 30 June 2000 would be ($0.08) and per ADS of ($0.16), assuming all 12,000,000 shares issued related to the public offering were outstanding for the entire period.

7. OPERATING LEASE COMMITMENTS

On 31 July 2000, the Company signed a 10 year operating lease for $475,000 per year on 12,000 sq. ft. of office space in Newton, Ma., to house the US marketing and investor relations operation. The Company has approval from the landlords to sub-let half of this space. The landlords required a stand-by letter of credit amounting to $951,000 to secure the lease. This letter of credit is supported by a charge over an equivalent amount held in an interest-bearing bank account.


Item 2. Management's discussion and analysis of financial condition and results of operations

Forward looking statements

Some statements contained in this report on are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Discussions about the following include forward-looking statements:

           - the Company's strategy;
           - sufficiency of the Company's cash resources;
           - revenues from existing and new collaborations;
           - product development;
           - the Company's research and development and other expenses; and
           - the Company's operational and legal risks.

         These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in those statements. In evaluating such statements stockholders and investors should specifically consider a number of factors and assumptions including those discussed in our registration statement on Form F-1 filed with the Securities and Exchange Commission on July 26, 2000.

Company overview

         Gemini is a clinical genomics company that identifies relationships between human genes and common human diseases. We focus on developing our clinical information and genetic sample resources together with our bioinformatics, information technology and laboratory capabilities and we have also established technology alliances with Large Scale Proteomics, CuraGen and Sequenom.

SIGNIFICANT CONTRACTS

Technology Alliances

         In September 1999, we entered into a collaboration agreement with Celera to jointly search for novel gene discoveries. Under this agreement, we provides fine-mapped regions and Celera performs high-throughput sequencing of these regions. Each company is responsible for their own research costs. We will jointly own with Celera Genomics any gene discoveries from this collaboration and will share equally with Celera Genomics revenues received from licensing of such gene discoveries. All costs of exploitation of gene discoveries will be shared equally by the Company and Celera Genomics. The agreement terminates in September 2001.

In February 1999, we entered into a collaboration agreement with Large Scale Proteomics. Under this agreement, we provide samples and clinical data from selected identical twin pairs and Large Scale Proteomics conducts protein analysis. Each company is responsible for its own costs under the project. When, and if, discoveries made under the collaboration are commercialized, each company is required to make payments to the other according to the nature of the product and its commercialization. The agreement terminates when neither party is required to make further payments thereunder. Large Scale Proteomics may terminate the agreement if it provides notice within 120 days of the parties' decision not to proceed with the project. Either party may terminate the collaboration agreement if there is a material breach by the other that is not cured. No payments have been received or made to date.

         In March 2000, we entered into separate collaboration agreements with CuraGen and Sequenom. Under these agreements, we provides clinical data and DNA samples and CuraGen and Sequenom provide genetic analysis of the samples. Each company is responsible for its own costs, although we will reimburse CuraGen and Sequenom for a portion of their costs. We have not incurred material costs under the agreements to date, and we do not expect to incur material cost reimbursement in future years. No minimum funding commitments are defined in the agreements. Revenues arising from the agreements will be shared between the Company and CuraGen or Sequenom. The agreements with both CuraGen and Sequenom are each for an initial term of two years.

License Agreements

         We have entered into license agreements with Affymetrix and Axis-Shield for the use of the Company's patents and patent applications relating to the COL1A1 disease gene. Under these agreements, the Company receives license fees and will potentially receive royalties. Through June 30, 2000, the Company has received license fees of $100,000 under the agreement with Affymetrix and $78,000 under the agreement with Axis-Shield. The license agreements terminate upon the expiration of the patents relating to the COL1A1 disease gene. In addition, we may terminate the Affymetrix license agreement for an uncured material breach and may terminate the Axis-Shield agreement for an uncured material breach or if Axis-Shield does not pay royalties within 90 days of their being due.

Clinical Collaborations

         We have entered into a number of agreements with clinical collaborators, based at various universities and hospitals. Under these agreements, we pay either an amount per item of clinical data provided, or an annual fee. The maximum annual amount payable on any of the existing contracts is approximately $800,000 and the annual aggregate cost is approximately $4.0 million. The contracts vary in length with the last due to expire in December 2003.

REVENUES

         We recorded no revenues in the quarter ended June 30, 2000, compared to revenues of $115,000 in the quarter ended June 30, 1999. Our revenues in the quarter ended June 30, 1999 arose from the first licensing of our osteoporosis gene association patent.

RESEARCH AND DEVELOPMENT EXPENSES

         Research and development expenses increased by $1.1 million to $2.9 million in the quarter ended June 30, 2000. These expenses relate to clinical collaborators, salaries for research and development personnel, external scientific advisors and laboratory costs. The increase related to a $0.7 million increase in internal research and development activity following the acquisition of Eurona together with additional expenditure of $0.4 million in our research and development program. We expect research and development expenses to increase in the foreseeable future as a result of expansion in the clinical data collection operations, further development of bioinformatics and statistical analysis capabilities and analysis of genetic samples collected.

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

         Marketing, general and administrative expenses increased by $1.0 million to $1.8 million in the quarter ended June 30, 2000 from $0.8 million in the quarter ended June 30, 1999. These expenses consisted primarily of employment and facilities costs and other expenses incurred by our business development, information technology, finance and various support functions. This increase related to $0.3 million of acquired activities, $0.4 million of additional expenses relating to increased marketing activities, largely being additional personnel, travel and material costs in business development, $0.1 million of additional stock based compensation amortisation, and additional headcount and travel costs following the recruitment of senior officers in the quarters to June and September 1999 who where fully active during the quarter ended June 30, 2000, amounting to $0.2 million. We expect that marketing, general and administrative expenses will increase throughout the year due to the establishment of a marketing and investor relations facility in the USA, expanded IT support functions and increases in personnel to support the Company's growing complexity.

INTEREST INCOME

         Net interest income in the quarters ended June 30, 2000 and 1999, respectively, was $4,000 and $54,000.

LIQUIDITY AND CAPITAL RESOURCES

         We have financed operations since inception primarily through the private placement of equity securities. Since inception, the Company has raised $120.2 million of equity from shareholders, including the net proceeds from our initial public offering on July 26, 2000. In addition, the Company entered into a number of capital lease agreements totalling $8.0 million to finance the acquisition of scientific and computer equipment. As of June 30, 2000, capital repayments made on these leases totalled $4.2 million.

         As of June 30, 2000 we had cash and cash equivalents of $7.4 million compared to cash and cash equivalents of $13.4 million at March 31, 2000. This decrease of $6.0 million reflects $4.8 million of cash operating expenses, $0.3 million of capital equipment investment, $0.4 million of debt repayments, and exchange rate effects of $0.5 million. Company funds are invested in British pound term deposits with HSBC.

         We established a $5.0 million line of credit for capital equipment financings with Hewlett Packard International Bank in February 2000. We have drawn a total of $2.0 million against this line of credit. Interest is repayable quarterly at 10.7% per annum over the four year period of the lease, which has a capital repayment holiday for the first 18 month period. We has no commitments for any additional financings. In connection with entering into this line of credit, we granted Hewlett Packard International Bank warrants to purchase 40,000 ordinary shares The Company has agreed to grant them additional warrants to purchase up to 80,000 additional ordinary shares. Hewlett Packard International Bank has until February 21, 2003 to exercise its outstanding warrants and may do so by providing us with notice of its intention to exercise the warrants as well as by paying an exercise price of L0.05 ($0.08) per ordinary share.

         We expect our cash and cash equivalents, together with the $78.12 million net proceeds from our initial public offering completed on July 26, 2000, and operational and interest income earned, to be sufficient to fund operations for at least the next 12 months. The adequacy of the available funds will depend on many factors, including the scientific progress of our research and development programs, the magnitude of those programs, commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, capital expenditure, market developments and any future acquisitions. Accordingly, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with commercial partners or from other sources.

FOREIGN CURRENCY RATE FLUCTUATIONS

         The functional currency of our operating subsidiaries are British pounds and Swedish kronor. In accordance with SFAS No. 52, Foreign Currency Translation Swedish kronor are translated to British pounds for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenues and expense accounts at the average exchange rate during the period. The effects of translation are recorded as a separate component of shareholders' equity. We translate our consolidated financial statements from British pounds, its functional currency, to U.S. dollars, for reporting purposes. Fluctuations in the rate of exchange of the British pound relative to the U.S. dollar will affect period-to-period comparisons of the reported results.

         We have not taken any action to reduce our exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to any transactions.

Item 3 Market Risk

         The primary objective of our investment activities is to preserve capital while at the same time maximizing the income received from investments without significantly increasing risk. We currently maintain a portfolio of cash and cash equivalents by investing in term deposits of varying lengths, between one day and one year. Due to the short term nature of these investments, we believe we have no material exposure to interest rate risk arising from investments.

PART II  Other information

ISSUE OF SHARE OPTIONS

         On July 26, 2000 we granted share options under our International Executive Share Option Plan, Company Share Option Plan part B and individual share option agreements giving the right to acquire a total of 1,179,906 ADSs (2,359,812 ordinary shares) at an exercise price of $14 (the price at public offering). 1,008,718 of these options have already vested and are subject to a lock-up agreement preventing option holders from selling or otherwise disposing of any ADSs for a period of 180 days from July 25, 2000. 85,594 of the remaining options vest on July 26, 2001, with the final 85,594 vesting on July 26, 2002. In aggregate, 901,550 of these options (1,803,100 ordinary shares) were granted to directors and officers of the company.

         Further details of the share option schemes operated by the company can be found in our registration statement on Form F-1 filed with the Securities and Exchange Commission on July 26, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               GEMINI GENOMICS PLC

                                  (Registrant)


Date: August 11, 2000                               By: /s/ Paul J. Kelly
                                                        ------------------------
                                                        Dr. Paul J Kelly
                                                        Chief Executive Officer